EXHIBIT 21

SUBSIDIARIES OF THE REGISTRANT (1)(2)(3)

The subsidiary companies of The Goodyear Tire & Rubber Company at December 31, 2001, and the places of incorporation or organization thereof, are:

Name of Subsidiary	Place of Incorporation or Organization
United States	
Allied Tire Sales, Inc.	Florida
Belt Concepts of America, Inc.	Delaware
Celeron Corporation	Delaware
Cosmoflex, Inc.	Delaware
Divested Atomic Corporation	Delaware
Divested Companies Holding Company	Delaware
The Kelly-Springfield Tire Corporation	Delaware
*Goodyear Dunlop Tires North America, Ltd	Ohio
Goodyear International Corporation	Delaware
The Goodyear Rubber Plantations Company	Ohio
Goodyear-SRI Global Purchasing Company	Ohio
Goodyear-SRI Global Technology LLC	Ohio
Goodyear Western Hemisphere Corporation	Delaware
Retreading L Inc	Delaware
Utica Converters Inc	Delaware
Wheel Assemblies Inc.	Delaware
Wingfoot A/R LLC	Delaware
Wingfoot Commercial Tire Systems LLC	Ohio
Wingfoot Corporation	Delaware
Wingfoot Ventures Four Inc.	Delaware
Wingfoot Ventures Eight Inc.	Delaware
Wingfoot Ventures Thirteen Inc.	Delaware
Wingfoot Ventures Fifteen Inc.	Delaware
International	
Air Treads Canada Inc.	Canada
*Banden Retail Nederland B.V	Netherlands
Compania Anonima Goodyear de Venezuela	Venezuela
Compania Goodyear del Peru, S.A.	Peru
Compania Goodyear, S.A. de C.V.	Mexico
Contred (Proprietary) Limited	South Africa
Corporacion Industriales Mercurio, S.A. de C.V.	Mexico
*Dunlop Airsprings	France
Dunlop Canada	Canada
*Dunlop France	France
*Dunlop GmbH & Co. KG	Germany
*Dunlop Grund und Service Verwaltungs GmbH	Germany
*Dunlop Pneumatici SpA	Italy
*Dunlop Tyres Limited	England
*Dunlop Grund und Versicherughs Service GmbH	Germany
*Dunlop Versicherungsservice GmbH	Germany
*Eurosava Srl	Italy
Firma Oponiarska Debica S.A.	Poland
*Fulda Reifen GmbH & Co. KG	Germany
*ForMa Formen und Maschinenbau GmbH	Germany
GHS Goodyear Handelssysteme GmbH	Germany
Goodyear Australia Pty Limited	Australia

Name of Subsidiary	Place of Incorporation or Organization
Goodyear Aviation Japan, Ltd	Japan
Goodyear Belting Pty Limited	Australia
Goodyear Canada Inc.	Canada
Goodyear Dalian Tire Company Ltd.	People's Republic of China
Goodyear de Chile S.A.I.C.	Chile
Goodyear de Colombia S.A.	Colombia
Goodyear do Brasil Productos de Borracha Ltda	Brazil
*Goodyear Dunlop Financial Service GmbH	Germany
*Goodyear Dunlop Tires Austria GmbH	Austria
*Goodyear Dunlop Tires Baltic A.S.	Estonia
*Goodyear Dunlop Tires Belgium N.V.	Belgium
*Goodyear Dunlop Tires Czech s.r.o.	Czech Republic
*Goodyear Dunlop Tires Denmark A/S	Denmark
Goodyear Dunlop Tires Espana S.A.	Spain
*Goodyear Dunlop Tires Europe B.V.	Netherlands
*Goodyear Dunlop Tires Finland OY	Finland
*Goodyear Dunlop Tires Germany GmbH	Germany
*Goodyear Dunlop Tires Hellas S.A.I.C.	Greece
*Goodyear Dunlop Tires Ireland Limited	Ireland
*Goodyear Dunlop Tires Italia SRL	Italy
*Goodyear Dunlop Tires Hungary Trading Limited Liability Co.	Hungary
*Goodyear Dunlop Tyres Norge A/S	Norway
*Goodyear Dunlop Tires Polska Sp z.o.o.	Poland
*Goodyear Dunlop Tires Slovakia s.r.o.	Slovakia
*Goodyear Dunlop Tires Slovenia	Slovenia
*Goodyear Dunlop Tires Suisse S.A.	Switzerland
*Goodyear Dunlop Tires Sverige A.B.	Sweden
Goodyear Chemical Products S.A.S.	France
Goodyear Earthmover Pty Ltd	Australia
Goodyear Engineered Products B.V.	Belgium
Goodyear Engineered Products Europe d.o.o.	Slovenia
Goodyear Engineered Products Europe Joint Venture Holding d.o.o.	Slovenia
Goodyear Export Limited	Bermuda
Goodyear Export Sales Corporation	Barbados
Goodyear Finance Holding S.A.	Luxembourg
Goodyear France Aviation Products S.A.	France
*Goodyear France S.A.	France
*Goodyear GmbH & Co. KG	Germany
*Goodyear Great Britain Limited	England
Goodyear Holding Compania Anonima	Venezuela
Goodyear India Limited	India
Goodyear Industrial Rubber Products Ltd.	England
*Goodyear Italiana S.p.A.	Italy
Goodyear Jamaica Limited	Jamaica
Goodyear Korea Company	Korea
Goodyear Lastikleri Turk Anonim Sirketi	Turkey
*Goodyear Luxembourg Tires S.A.	Luxembourg
Goodyear Malaysia Berhad	Malaysia
Goodyear Marketing & Sales Snd. Bhd.	Malaysia
Goodyear Maroc S.A.	Morocco
*Goodyear Nederland B.V.	Netherlands
Goodyear New Zealand, Ltd.	New Zealand
Goodyear Philippines, Inc.	Philippines
Goodyear Productos Industriales S. de R.L. de C.V.	Mexico

Name of Subsidiary	Place of Incorporation or Organization
Goodyear Qingdao Engineered Elastomers Company Ltd.	People's Republic of China
Goodyear Russia LLC	Russia
Goodyear S.A.	France
Goodyear S.A.	Luxembourg
Goodyear Singapore Pte Limited	Singapore
Goodyear Solid Woven Belting (Pty) Limited	South Africa
Goodyear South Africa (Proprietary) Limited	South Africa
Goodyear South Asia Tires Private Limited	India
Goodyear SRI Global Purchasing Yugen Vaisha & Co. Ltd	Japan
Goodyear Taiwan Limited	Republic of China
Goodyear (Thailand) Public Company Limited	Thailand
Goodyear Tyres Pty Ltd	Australia
Goodyear Wingfoot KK	Japan
Gran Industria de Neumaticos Centroamericana, S.A.	Guatemala
*Holert Konz GmbH	Germany
Intertyre (Pty) Ltd.	South Africa
*KDIS Distribution	France
*National Account Service GmbH	Germany
Neumaticos Goodyear S.R.L.	Argentina
Nippon Giant Tire Co., Ltd.	Japan
Numazu G.Y. KK	Japan
*Pneu Holding	France
*Pneumant Reifen GmbH	Germany
*Pneumant Reifen GmbH & Co KG	Germany
Productos Industriales, Compania Anonima	Venezuela
Property Leasing S.A.	Luxembourg
P.T. Goodyear Indonesia Tbk	Indonesia
P.T. Goodyear Sumatra Plantations	Indonesia
Rubber & Associated Manufacturing (Pty) Ltd.	South Africa
RVM Reifen Vertriebsmanagement GmbH	Germany
Sava Tires, d.o.o.	Slovenia
Sava Tires Joint Venture Holding, d.o.o.	Slovenia
*S. A. Vulco Belgium N.V.	Belgium
Servicios Y Montajes Eagle, S. de R.L.	Mexico
*Societe Isseenne de Particpations	France
*SP Brand Holding GEIE	Belgium
The Goodyear Orient Company Pte Limited	Singapore
Trentyre (Natal) (Pty) Ltd	South Africa
Tycon Retreading Products (Pty) Ltd	South Africa
*Vulco Development	France
*Vulco France	France
Wingfoot de Chihuahua, S. de R.L. de C.V.	Mexico
Wingfoot Canada Finance Ltd. NRO	Canada
Wingfoot Insurance Company Limited	Bermuda

(1) Each of the 143 subsidiaries named in the foregoing list conducts its business under its corporate name and, in a few instances, under a shortened form of its corporate name or in combination with a trade name.

(2) Each of the 143 subsidiaries named in the foregoing list is directly or indirectly wholly-owned by Registrant, except that: (i) each of the subsidiaries listed above marked by an asterisk preceding its name is 75% owned by the Company; and (ii) in respect of each of the following subsidiaries Registrant owns the indicated percentage of such subsidiary's equity capital: Goodyear-SRI Global Purchasing Company, 80%; Goodyear-SRI Global

Technology LLC, 51%; Wingfoot Commercial Tire Systems, LLC, 81%; Compania Goodyear del Peru S.A., 78%; Goodyear Aviation Japan Ltd., 85%; Goodyear India Limited, 74%; Goodyear Jamaica Limited, 60%; Goodyear Lastikleri Turk Anonim Sirketi, 59.41%; Goodyear Malaysia Berhad, 51%; Goodyear Maroc S.A., 55%; Goodyear Qingdao Engineered Elastomers Company Ltd., 60%; Goodyear Taiwan Limited, 75.5%; Goodyear (Thailand) Public Company Limited, 66.8%; Gran Industria de Neumaticos Centroamericana, S.A., 76%; P.T. Goodyear Indonesia Tbk, 85%; Goodyear Philippines Inc., 85.5%; Firma Oponiarska Debica S.A., 59.87%; P.T. Goodyear Sumatra Plantations, 95%; Nippon Giant Tire Co., Ltd., 65%; Goodyear-SRI Global Purchasing Yugen Vaisha & Co., 80%; Goodyear Market & Sales Snd Shd, 51%: Sava Tires, d.o.o., 60%; Sava Tires Joint Venture Holding d.o.o., 60% and Goodyear South Asia Tires Private Limited, 96.73%.

(3)   In accordance with paragraph (ii) of Part 22 of Item 601(b) of Regulation S-K, the names of approximately 71 subsidiaries have been omitted from the foregoing list. The unnamed subsidiaries, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary, as defined in the applicable regulations.